Filed Pursuant to Rule 433

Registration Statement No. 333-231543

Issuer Free Writing Prospectus dated March 3, 2021

Relating to Preliminary Prospectus Supplement dated March 3, 2021

HUBBELL INCORPORATED

$300,000,000 2.300% Senior Notes due 2031

This free writing prospectus relates only to the securities described below and should be read together with Hubbell Incorporated’s preliminary prospectus supplement dated March 3, 2021 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated May 16, 2019 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Hubbell Incorporated

Title of Securities:	2.300% Senior Notes due 2031 (the “Notes”)

Principal Amount:	$300,000,000

Maturity:	March 15, 2031

Coupon (Interest Rate):	2.300%

Issue Price (Price to Public):	99.565% of principal amount

Benchmark Treasury:	1.125% due February 15, 2031

Spread to Benchmark Treasury:	+88 bps

Benchmark Treasury Price and Yield:	96-26+; 1.469%

Yield to Maturity:	2.349%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2021

Optional Redemption Provisions:

Treasury plus 15 basis points prior to December 15, 2030 (the date that is three months prior to the scheduled maturity date of the Notes).

At any time on or after December 15, 2030 (the date that is three months prior to the scheduled maturity date of the Notes), we may redeem the Notes at par.

Accrued and unpaid interest, if any, will be paid up to, but excluding, the optional redemption date.

Change of Control Offer:	As described in the Preliminary Prospectus Supplement.

Legal Format:	SEC-registered

Trade Date:	March 3, 2021

Settlement Date:	T+7; March 12, 2021

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC HSBC Securities (USA) Inc.

Senior Co-Managers:	Citigroup Global Markets Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Citizens Capital Markets, Inc. Morgan Stanley & Co. LLC Siebert Williams Shank & Co., LLC

CUSIP:	443510 AK8

ISIN:	US443510AK84

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 / BBB+ / A- (stable / stable / stable)

The underwriters expect to deliver the securities to purchasers on or about March 12, 2021, which will be the seventh business day following the date of pricing of the securities (such settlement cycle being herein referred to as “T+7”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities prior to the second business day before the delivery of the securities will be required, by virtue of the fact that the securities initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the securities who wish to trade the securities prior to the second business day before the delivery of the securities should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at (800) 294-1322, J.P. Morgan Securities LLC collect at (212) 834-4533 or HSBC Securities (USA) Inc. toll-free at (866) 811-8049.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.